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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------

                                   SCHEDULE TO

       Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1) of
                       the Securities Exchange Act of 1934

                                (Amendment No. 1)

                                 PROXICOM, INC.
                            (Name of Subject Company)

                              PFC ACQUISITION CORP.
                           COMPAQ COMPUTER CORPORATION
                                   (Offerors)

                    Common Stock, Par Value, $0.01 per Share
                         (Title of Class of Securities)

                             -----------------------

                                    744282104
                      (Cusip Number of Class of Securities)

                                 Kyle Doda, Esq.
                           Compaq Computer Corporation
                                  20555 SH 249
                              Houston, Texas 77070
                            Telephone: (281) 370-0670
                  (Name, address and telephone number of person
                        authorized to receive notices and
                   communications on behalf of filing persons)

                                   Copies to:
                             Christopher Mayer, Esq.
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: (212) 450-4000





Check the appropriate boxes below to designate any transactions to which the statement relates:
     [X]  third-party tender offer subject to Rule 14d-1.
     [ ]  issuer tender offer subject to Rule 13e-4.
     [ ]  going-private transaction subject to Rule 13e-3.
     [ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ____ [ ]

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                                  TENDER OFFER

     This Amendment No. 1 ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") originally filed on May 3, 2001, by PFC Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Compaq Computer Corporation, a Delaware corporation ("Compaq"), relating to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares") of Proxicom, Inc., a Delaware corporation ("Proxicom"), at $5.75 per Share, net to the seller in cash and without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 3, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal (which together constitute the "Offer").

     All capitalized terms used in this Amendment No. 1 without definition have the meanings attributed to them in the Schedule TO.

     The Items of the Schedule TO set forth below are hereby amended and supplemented as follows:

Item 12.  Materials to be Filed as Exhibits.

     Item 12 is hereby amended and supplemented by adding the following exhibit:

     "(a)(8)   Press release issued by Compaq on May 7, 2001."


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                                   SIGNATURES

     After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 9, 2001

                                         PFC ACQUISITION CORP.


                                         By: /s/  Linda S. Auwers
                                            -----------------------------------
                                              Name:  Linda S. Auwers
                                              Title: Secretary



                                         COMPAQ COMPUTER CORPORATION


                                         By: /s/  Linda S. Auwers
                                           -------------------------------------
                                              Name:  Linda S. Auwers
                                              Title: Vice President, Deputy
                                                      General Counsel and
                                                       Secretary



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                                  EXHIBIT INDEX



   Exhibit No.
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      (a)(8)        Press release issued by Compaq on May 7, 2001.